SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 14, 2008
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐     No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Financial Statements, Notes and MD&A to June 30, 2008
CEO Certification
CFO Certification
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 14, 2008	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

SECOND QUARTER REPORT
JUNE 30, 2008

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	June 30,	December 31,
	2008	2007
(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$457,667	$145,694
Accounts receivable	20,908	37,076
Inventories	4,434	1,996
Prepaid expenses	9,556	7,183
Other current assets	145	144

TOTAL CURRENT ASSETS	492,710	192,093

LONG-TERM INVESTMENTS (Note 5)	52,449	52,010
OTHER LONG-TERM INVESTMENTS (Note 6)	47,132	47,132
NOTE RECEIVABLE FROM RELATED PARTY (Note 5 (a))	—	7,512
PROPERTY, PLANT AND EQUIPMENT	312,709	225,623
DEFERRED INCOME TAXES	825	770
OTHER ASSETS	8,643	5,030

TOTAL ASSETS	$914,468	$530,170

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$68,102	$109,310
Amounts due under credit facilities (Note 7)	16,914	17,050

TOTAL CURRENT LIABILITIES	85,016	126,360

CONVERTIBLE CREDIT FACILITY (Note 8)	330,698	137,854
LOANS PAYABLE TO RELATED PARTIES (Note 9)	5,088	5,088
DEFERRED INCOME TAXES	2,069	1,511
ASSET RETIREMENT OBLIGATIONS	11,608	9,160

TOTAL LIABILITIES	434,479	279,973

MINORITY INTERESTS (Note 10)	24,919	—

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 11)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
375,364,768 (2007 - 375,073,433) common shares	1,478,807	1,477,457
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 11 (b) and (c))	32,465	26,619
BENEFICIAL CONVERSION FEATURE (Note 8)	28,406	11,869
ADDITIONAL PAID-IN CAPITAL	177,117	52,649
ACCUMULATED OTHER COMPREHENSIVE INCOME	10,269	17,498
DEFICIT	(1,271,994)	(1,335,895)

TOTAL SHAREHOLDERS’ EQUITY	455,070	250,197

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	$914,468	$530,170

APPROVED BY THE BOARD:

/s/ D. Korbin	/s/ K. Thygesen
D. Korbin, Director	K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
(Unaudited)
OPERATING EXPENSES
Exploration (Note 2 and 11 (a))	$(67,258)	$(79,134)	$(124,555)	$(132,621)
General and administrative (Note 11 (a))	(7,451)	(5,907)	(14,250)	(11,103)
Depreciation	(1,376)	(1,228)	(2,669)	(2,264)
Mining property care and maintenance	(2,722)	(777)	(4,447)	(2,004)
Accretion of convertible credit facility (Note 8)	(2,460)	—	(4,048)	—
Accretion of asset retirement obligations	(72)	(125)	(239)	(247)
Write-down of carrying values of property, plant and equipment	(4)	—	(4)	(17)

OPERATING LOSS	(81,343)	(87,171)	(150,212)	(148,256)

OTHER INCOME (EXPENSES)
Interest income	1,756	3,673	4,666	7,847
Interest expense	(4,202)	—	(7,849)	—
Foreign exchange (losses) gains	(1,027)	6,694	(2,367)	7,508
Share of income from investment held for sale	—	—	—	427
Gain on sale of equipment	911	—	911	—
Share of loss of significantly influenced investee	(709)	(1,857)	(809)	(2,590)
Gain on sale of long-term investment and note receivable (Note 5 (a))	201,428	—	201,428	1,018

INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	116,814	(78,661)	45,768	(134,046)
Provision for income taxes	(760)	(61)	(789)	(117)
Minority interests (Note 10)	2,287	—	3,763	—

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	118,341	(78,722)	48,742	(134,163)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	9,188	4,564	15,159	13,204

NET INCOME (LOSS)	$127,529	$(74,158)	$63,901	$(120,959)

BASIC EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$0.32	$(0.21)	$0.13	$(0.36)
DISCONTINUED OPERATIONS	0.02	0.01	0.04	0.04

	$0.34	$(0.20)	$0.17	$(0.32)

DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS (Note 1 (d))	$0.29	$(0.21)	$0.12	$(0.36)
DISCONTINUED OPERATIONS	0.02	0.01	$0.04	0.04

	$0.31	$(0.20)	$0.16	$(0.32)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (d))
BASIC	375,292	374,403	375,195	374,040
DILUTED	431,670	374,403	401,181	374,040

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
Six month period ended June 30, 2008
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

			Share Purchase			Accumulated
	Share Capital		Warrants and	Beneficial	Additional	Other
	Number		Share Issuance	Conversion	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Feature	Capital	Income	Deficit	Total
Balances, December 31, 2007	375,073,433	$1,477,457	$26,619	$11,869	$52,649	$17,498	$(1,335,895)	$250,197
Net income	—	—	—	—	—	—	63,901	63,901
Other comprehensive loss (Note 5 (b))	—	—	—	—	—	(7,229)	—	(7,229)

Comprehensive income								56,672

Shares issued for:
Exercise of stock options	272,769	1,140	—	—	(563)	—	—	577
Share purchase plan	18,566	210	—	—	—	—	—	210
Convertible credit facility and share purchase warrants (Notes 8 and 11 (c))	—	—	5,846	16,537	—	—	—	22,383
Dilution gains	—	—	—	—	113,530	—	—	113,530
Stock compensation charged to operations	—	—	—	—	11,501	—	—	11,501

Balances, June 30, 2008	375,364,768	$1,478,807	$32,465	$28,406	$177,117	$10,269	$(1,271,994)	$455,070

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
(Unaudited)
OPERATING ACTIVITIES

Cash used in operating activities (Note 12)	(65,829)	(67,111)	(155,677)	(101,312)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	10,000	1,314	28,000	20,314
Purchase of long-term investments	(12,455)	(10,066)	(12,928)	(10,066)
Loan to related party	—	(7,014)	—	(7,014)
Proceeds from sale of long-term investments and note receivable (Note 5 (a))	216,730	—	216,730	1,163
Expenditures on property, plant and equipment	(55,439)	(12,116)	(97,154)	(27,047)
Expenditures on other assets	(2,679)	(875)	(3,728)	(812)
Other	4	(3)	—	—

Cash provided by (used in) investing activities	156,161	(28,760)	130,920	(23,462)

FINANCING ACTIVITIES
Issuance of convertible credit facility (Note 8)	100,000	—	200,000	—
Issue of share capital	356	5,817	787	8,139
Minority interests’ investment in subsidiaries	26,031	961	139,675	1,086

Cash provided by financing activities	126,387	6,778	340,462	9,225

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,976)	6,384	(3,732)	7,196

NET CASH INFLOW (OUTFLOW)	213,743	(82,709)	311,973	(108,353)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	243,924	337,928	145,694	363,572

CASH AND CASH EQUIVALENTS, END OF PERIOD	$457,667	$255,219	$457,667	$255,219

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$151,909	$30,731	$151,909	$30,731
Short-term money market instruments	305,758	224,488	305,758	224,488

	$457,667	$255,219	$457,667	$255,219

Supplementary cash flow information (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2007.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2008 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2008, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates in a single reportable segment, being exploration and development of mineral properties.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

(c)	Recent accounting pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“FAS 157”). In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Recent accounting pronouncements (Continued)

Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The adoption of this statement did not have a material impact on the Company’s financial condition or results of operations.

Effective January 1, 2008, the Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“FAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this Statement.

(d)	Earnings (loss) per share

The following table reconciles the numerators and the denominators of the basic and diluted earnings (loss) per share computations for net income from continuing operations:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Earnings (loss) from continuing operations	$118,341	$(78,722)	$48,742	$(134,163)
Effect of dilutive securities
Convertible credit facility	6,516	—	—	—

Adjusted earnings (loss) from continuing operations	$124,857	$(78,722)	$48,742	$(134,163)

Basic weighted average number of shares outstanding	375,292	374,403	375,195	374,040
Effect of dilutive securities
Convertible credit facility	34,760	—	—	—
Share purchase warrants	14,341	—	17,307	—
Private placement option	7,214	—	8,330	—
Stock options	63	—	349	—

Adjusted weighted average number of shares outstanding	431,670	374,403	401,181	374,040

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Earnings (loss) per share (Continued)

The following table lists securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Convertible credit facility	—	—	29,856	—
Share purchase warrants	35,000	92,053	—	92,053
Private placement option	—	46,304	—	46,304
Stock options	14,238	12,891	13,952	12,891

	49,238	151,248	43,808	151,248

2.	EXPLORATION EXPENSES

Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement with the Government of Mongolia is finalized.

During the three and six months ended June 30, 2008, the majority of the $67.3 million and $124.6 million (2007
— $79.1 million and $132.6 million) charged to exploration expenses, respectively, consisted of the following exploration and development costs on the Company’s Mongolian properties:

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$6,651	$19,437	$10,218	$28,633
Site Construction	10,190	21,088	16,511	39,788
Shaft Sinking	11,670	11,418	22,714	18,638
Exploration	3,017	1,348	8,478	5,828
Owner’s Costs (a)	8,792	9,802	19,069	17,316

	40,320	63,093	76,990	110,203
Coal Division (a)	9,403	4,598	12,964	5,825
Other Mongolia Exploration (including Energy Resources Ltd.) (a)	3,681	6,127	7,192	9,246

	$53,404	$73,818	$97,146	$125,274

(a)	Includes non-cash stock-based compensation (Note 11 (a)).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS

In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

On March 31, 2008 Ivanhoe Mines received $18.0 million of the third annual contingent payment with an additional $10.0 million received on April 2, 2008. Subsequently, on July 2, 2008 Ivanhoe Mines received the remaining $1.2 million of the third annual contingent payment. This payment of $29.2 million includes $6.0 million of contingent income recognized in the first quarter of 2008.

At June 30, 2008, Ivanhoe Mines has accrued $9.2 million in relation to the fourth contingent annual payment due in March 2009.

To date, Ivanhoe Mines has received $99.2 million in proceeds from the sale of the Project.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents at June 30, 2008 included SouthGobi Energy Resources Ltd.’s (Canada) (79.0% owned) (“SouthGobi”) cash and cash equivalents balance of $70.9 million (December 31, 2007 — $1.4 million) which was not available for Ivanhoe Mines’ general corporate purposes.

5.	LONG-TERM INVESTMENTS

	June 30	December 31
	2008	2007
Investment in company subject to significant influence (a)	$—	$5,354
Investments “available for sale” (b)	52,449	46,656

	$52,449	$52,010

(a)	Investment in company subject to significant influence — Jinshan

During the three month period ended June 30, 2008, Ivanhoe Mines completed the sale of 67.5 million shares of Jinshan Gold Mines Inc. (“Jinshan”) and the Jinshan note receivable for total proceeds of $216.7 million (Cdn$217.7 million). This transaction resulted in a gain on sale of $201.4 million being recognized.

During the six months ended June 30, 2008, Ivanhoe Mines recorded a $0.8 million (2007 — $2.6 million) equity loss on its investment in Jinshan.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(b)	Investments “available for sale”

	June 30, 2008				December 31, 2007
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain	Value
Intec Ltd. (i)	6.1%	$1,245	$492	$1,737	6.1%	$916	$1,726	$2,642
Entrée Gold Inc.	14.7%	19,957	6,385	26,342	14.8%	19,957	13,354	33,311
Exco Resources N.L. (ii)	19.9%	14,643	3,276	17,919	12.0%	6,726	2,075	8,801
Jinshan Gold Mines Inc. (iii)	0.9%	3,776	(61)	3,715	0.0%	—	—	—
Redox Diamonds Ltd.	11.9%	1,451	—	1,451	11.9%	1,451	—	1,451
GoviEx Gold Inc. (iv)	1.8%	1,000	—	1,000	0.0%	—	—	—
Wind Energy Group Inc.	17.2%	—	—	—	20.0%	—	—	—
Asia Now Resources Corp.	1.9%	103	177	280	1.9%	103	343	446
Other	—	5	—	5	—	5	—	5

		$42,180	$10,269	$52,449		$29,158	$17,498	$46,656

(i)	During the three month period ended June 30, 2008, Ivanhoe Mines acquired 6.9 million shares of Intec Ltd. at a cost of $328,000 (Aud$343,000).

(ii)	During the three month period ended June 30, 2008, Ivanhoe Mines exercised its full option entitlement of 21.1 million Exco Resources N.L. (“Exco”) share purchase options to acquire 21.1 million shares of Exco at a cost of $6,926,000 (Aud$7,392,000).

Also during the three month period ended June 30, 2008, Ivanhoe Mines acquired an additional 3.0 million shares of Exco at a cost of $990,000 (Aud$1,050,000).

(iii)	During the three month period ended June 30, 2008, Ivanhoe Mines exercised its full warrant entitlement of 1.5 million Jinshan warrants to acquire 1.5 million shares of Jinshan at a cost of $3,776,000 (Cdn$3,750,000).

(iv)	During the three month period ended June 30, 2008, Ivanhoe Mines acquired 1.0 million shares of GoviEx Gold Inc. in exchange for a geophysics exploration team and certain mineral exploration equipment.
6.	OTHER LONG-TERM INVESTMENTS

At June 30, 2008, the Company held non-bank-sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $70.7 million. This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)

On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank-sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating-rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008 the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders. On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders and was sanctioned by the Court in June 5, 2008 (the Sanction Order). On June 25 and 26, 2008, the Court of Appeal for Ontario heard motions from a group of Montreal Proposal ABCP holders seeking leave to appeal, and an appeal of, the Sanction Order (the Appeal). There currently is no certainty regarding the outcome of the Committee Restructuring Plan and the Appeal.

Due to the disruption in the ABCP market, quoted market values of the investment have not been available. Based on the information provided by the Committee, it is estimated that, of the $70.7 million of ABCP in which the Company has invested:
•	$4.8 million is represented by traditional securitized assets;

•	$60.8 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets; and

•	$5.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages.
The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the Committee that it expects the ABCP will be converted into various long-term floating-rate notes with maturities matching the maturities of the underlying assets.

The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP that considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of five to seven years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company recorded a write-down of $24.5 million in 2007, representing 34.6% of the original face value. No additional impairment has been recorded in 2008.

Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP, which would impact the Company’s results from operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	AMOUNTS DUE UNDER CREDIT FACILITIES

In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain of the ABCP products (Note 6).

8.	CONVERTIBLE CREDIT FACILITY

		December 31,
	June 30, 2008	2007
Principal amount of convertible credit facility	$350,000	$150,000
Accrued interest	12,264	2,379

	362,264	152,379
(Deduct) add
Beneficial conversion feature	(28,406)	(11,869)
Share purchase warrants	(9,403)	(3,557)
Accretion of discount	6,243	901

	$330,698	$137,854

In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350.0 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150.0 million. A second draw of $100.0 million was made in January 2008. The final draw on the credit facility of $100.0 million was made on April 10, 2008.

The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.

Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and will mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years (Note 11 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITY (Continued)

Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”. Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized discounts are expensed immediately upon conversion of the credit facility.

The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.

During the three and six months ended June 30, 2008, Ivanhoe Mines capitalized $1.3 million and $2.4 million of interest expense and $0.8 million and $1.3 million of accretion expense, respectively, incurred on the convertible credit facility.

9.	LOANS PAYABLE TO RELATED PARTIES

These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. To date, $99.2 million has been received from the sale (Note 3).

10.	MINORITY INTERESTS

At June 30, 2008 there were minority interests in Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned) and SouthGobi.

Currently, losses applicable to the minority interests in BMV are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV.

	Minority Interests
	SouthGobi	BMV	Total
Balance, December 31, 2007	$—	$—	$—

Increase in minority interest arising from share issuances by subsidiary	28,682	—	28,682
Minority interests’ share of loss	(3,763)	—	(3,763)

Balance, June 30, 2008	$24,919	$—	$24,919

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	SHARE CAPITAL
(a)	Equity Incentive Plan
During the six months ended June 30, 2008, 445,000 options were granted. These options have a weighted average exercise price of Cdn$11.37, lives of five to seven years, and vest over periods ranging from one to four years. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2008 was Cdn$4.13. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 3.3 years, a risk-free interest rate of 2.93%, an expected volatility of 54%, and a dividend yield of nil%.

During the six months ended June 30, 2008, 348,000 options were exercised and 359,500 options were cancelled.

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Exploration	$2,547	$5,705	$4,793	$7,178
General and administrative	3,329	1,194	6,708	2,195

	$5,876	$6,899	$11,501	$9,373

(b)	Rio Tinto Placement

Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at June 30, 2008:
(i)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	SHARE CAPITAL (Continued)
(c)	Rio Tinto Financing

As part of the credit facility transaction disclosed in Note 8, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of US$10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at June 30, 2008, 35.0 million share purchase warrants were exercisable.
12.	SUPPLEMENTARY CASH FLOW INFORMATION

Reconciliation of net loss to net cash flow from operating activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income (loss)	$127,529	$(74,158)	$63,901	$(120,959)
Income from discontinued operations	(9,188)	(4,564)	(15,159)	(13,204)
Items not involving use of cash
Stock-based compensation	5,876	6,899	11,501	9,373
Accretion expense	2,532	125	4,287	247
Accrued mining property care and maintenance	448	—	448	—
Depreciation	1,376	1,228	2,669	2,264
Write-down of carrying values of property, plant and equipment	4	—	4	17
Share of income from investment held for sale, net of cash distribution	—	—	—	14,575
Accrued interest expense	4,058	—	7,483	—
Unrealized foreign exchange losses (gains)	2,739	(6,415)	3,909	(7,252)
Share of loss of significantly influenced investees	709	1,857	809	2,590
Gain on sale of long-term investments	(201,428)	—	(201,428)	(1,018)
Gain on sale of equipment	(911)	—	(911)	—
Deferred income taxes	512	(11)	504	(12)
Minority interests	(2,287)	—	(3,763)	—
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	6,664	3,581	3,327	2,498
Inventories	(1,656)	1,228	(1,552)	1,926
Prepaid expenses	54	(3,243)	(2,373)	(3,025)
Other current assets	(1)	142	(1)	142
(Decrease) increase in:
Accounts payable and accrued liabilities	(2,859)	6,220	(29,332)	10,526

Cash used in operating activities	(65,829)	(67,111)	(155,677)	(101,312)

2	Interim Report for the three and six month periods ended, June 30, 2008.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoemines.com

At August 14, 2008 the Company had 375.5 million common shares issued and outstanding and warrants and stock options outstanding for 141.0 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media : Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail : info@ivanhoemines.com Tel : (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial position and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and six month periods ended June 30, 2008, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2007. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 27.
The effective date of this MD&A is August 14, 2008.
OVERVIEW
IVANHOE MINES ISSUES FINANCIAL RESULTS AND REVIEW OF
OPERATIONS FOR THE SECOND QUARTER OF 2008
HIGHLIGHTS
•	Ivanhoe Mines completed sufficient exploration work to meet the $35 million threshold spending required to form an
80%-20% joint venture with Entrée Gold on mineralized ground adjoining Ivanhoe Mines’ Oyu Tolgoi copper-gold discoveries in Mongolia.

•	Ongoing exploration continued to expand the scope and scale of the Heruga copper-gold-molybdenum deposit that has been discovered on the Ivanhoe-Entrée JV ground south of Oyu Tolgoi. Current exploration drilling is expanding the Heruga Deposit to the north, onto ground held 100% by Ivanhoe Mines.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	SouthGobi Energy Resources (SouthGobi), Ivanhoe Mines’ 79%-owned subsidiary, began mining high-quality coal at its new Ovoot Tolgoi open-pit mine in southern Mongolia and is preparing to make its first shipment to a customer in China. SouthGobi reported a major increase in its independently verified, 43-101-compliant, Mongolian coal resource on July 31.

•	An initial public offering of shares in subsidiary Ivanhoe Australia was completed August 1, attracting investments totalling A$125 million. Ivanhoe Australia’s stock began trading on the Australian Stock Exchange on August 6.

•	Ivanhoe Mines recorded a gain of $201.4 million on the sale of its interest in Jinshan Gold Mines Inc. (Jinshan) in May 2008. Ivanhoe Mines’ entire 42% ownership stake in Jinshan, one of the largest foreign gold producers in China, was sold to China National Gold Group Corporation of Beijing, and its financial partners, at a price of C$3.11 per share, and the Jinshan promissory note of C$7.5 million, for proceeds of $216.7 million.

•	Ivanhoe Mines and its Kazakh partners are continuing their efforts to create a new mining and exploration company, Altynalmas Gold Ltd., to carry out ongoing development of the Bakyrchik Gold Project and acquire additional gold assets in Kazakhstan.
MONGOLIA: Ivanhoe Mines’ Oyu Tolgoi Copper-Gold Project
Joint venture to develop adjoining ground to be formed with Entrée Gold
In June 2008, the $35 million earn-in amount was reached on the Entrée Gold-Ivanhoe Mines joint-venture agreement areas, which include the Heruga Deposit discoveries south of Ivanhoe Mines’ Southern Oyu Deposits at Oyu Tolgoi. Ivanhoe Mines now has earned a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres. An 80%-20% Ivanhoe-Entrée joint venture is being formed. Ivanhoe Mines directly held approximately 14.7% of the issued and outstanding share capital of Entrée Gold, in addition to the earn-in rights, at June 30, 2008.
During Q2’08, Ivanhoe Mines completed 6,820 metres of drilling on the Heruga Deposit. Heruga remains open at both ends, with the latest drilling extending the mineralization north to the southern border of the Ivanhoe Mines’ Oyu Tolgoi mining licence. Possible extensions on Ivanhoe Mines’ ground are being explored.
Oyu Tolgoi underground development proceeding
The current focus at Oyu Tolgoi is the underground mine development on the 1,300-metre level off Shaft No. 1. Mining advanced a total of 342 metres during the second quarter. The two parallel access tunnels being excavated have covered a distance of 250 metres, one-third of the way toward the Hugo Dummett North high-grade copper and gold ore body. The tunnels will provide miners, drillers and technicians with access to the ore body for further exploration and geotechnical work.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Safety performance was very good, with no lost-time injuries during the quarter. The focus continues to be on safety awareness and job training of the Mongolian underground crews.
During Q2’08, engineering and procurement activities for the concentrator, infrastructure and underground mine continued to progress. The engineering and equipment schedules support the planned construction schedule. Engineering for the coal-fired power plant is also underway.
Completion of Oyu Tolgoi Investment Agreement expected to be priority for new Mongolian government
The negotiation of an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi deposit remains a continuing priority for the Company.
The June 29 national election in Mongolia resulted in a majority mandate for the governing Mongolian People’s Revolutionary Party (MPRP). Ivanhoe Mines believes that negotiation of a long–sought Investment Agreement will resume after a new cabinet is appointed and the first session of the new Parliament begins.
Various proposed revisions to the Minerals Law were introduced in Parliament earlier this year, but no vote was held before the recess of the spring session of Parliament shortly before the June general election. Consideration of possible Minerals Law amendments is expected to be on the agenda for the new Parliament sometime this fall. Ivanhoe Mines is optimistic that discussions that were held with the Prime Minister and members of the former cabinet before the general election will continue once the new Government takes office and the review of the Minerals Law is completed.
Earlier this year, Ivanhoe Mines notified the Government of potential adverse impacts on the costs and schedule for the Oyu Tolgoi Project that would result from delays in securing an approved Investment Agreement. A final Investment Agreement also remains subject to approvals by the respective Boards of Directors of Ivanhoe Mines and Rio Tinto.
MONGOLIA & INDONESIA: SouthGobi Energy Resources’ Coal Mining and Development Projects
SouthGobi ready to start deliveries from Ovoot Tolgoi open-pit coal mine in Mongolia
SouthGobi mined approximately 250,000 tonnes of coal at its new Ovoot Tolgoi mine in southern Mongolia during Q2’08. A truck transportation fleet has been assembled and is ready to start coal deliveries to customers in China during Q3’08.
The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. A Chinese consortium already has built a railway line to Ceke, on the Chinese side of the border, where a major, automated, railcar bulk-loading facility opened last year. The Mongolian Government is formally transforming the border point at Ceke into a full-time crossing, facilitating deliveries of Ovoot Tolgoi coal to customers in

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
China. SouthGobi has purchased an automated, 150-tonne scale to be set up at the border to expedite coal-truck clearances.
Major increases in coal resources at SouthGobi’s Ovoot Tolgoi Mine
On July 31, 2008, SouthGobi announced that an independent estimate compliant with National Instrument 43-101 had sharply increased resources at Ovoot Tolgoi. The new report shows that Ovoot Tolgoi’s West Field now contains measured plus indicated coal resources of 193.2 million tonnes, with an additional inferred resource of approximately 138.8 million tonnes of coal. A similar exploration and development program will be applied to the South-East Field surface and underground areas at Ovoot Tolgoi in the 2009 exploration program.
The new resource estimate for the West Field resources, combined with the previously identified resources in the South-East Field, bring total Ovoot Tolgoi surface resources to 258.9 million tonnes of measured plus indicated coal resources, an increase of 73% over the 149.6 million tonnes previously reported, with an additional inferred coal resource of approximately 145.3 million tonnes, an increase of 399% over the 29.1 million tonnes previously reported.
Sumber Project a new coal discovery near Ovoot Tolgoi
In June 2008, SouthGobi announced that it had intersected significant thicknesses in near-surface seams of high-quality coking and thermal coal, including one intercept of 51.5 metres, at the new Sumber Coal Project. The Sumber Project is comprised of N, O and E Fields. Sumber starts 16 kilometres east of Ovoot Tolgoi and stretches for approximately 18 kilometres to the east. Eleven coal seams have been identified.
Open-pit coal mine planned for Mamahak Project in Indonesia
In April 2008, SouthGobi signed a joint venture agreement with Score Resources Ltd. to explore and develop the Mamahak Coal Project in East Kalimantan, Indonesia. Through its participation in the joint venture, SouthGobi has commenced the development of a “green fields” surface coal deposit in four concessions covering 26,065 hectares. SouthGobi has a 56% interest in Mamahak with provisions to increase its interest to 100%. The Mamahak Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets.
The 2008 drilling program has identified direct shipping, semi-soft coking coal amenable to surface mining. While further drilling is ongoing, work to date on a 4,996-hectare portion of the MCM concession supports SouthGobi’s objective to develop an open-pit mining operation.
The intent of the drilling program is to determine down-dip continuity, thickness variations, coal quality and structure. The close proximity of the Mahakam River, within 26 kilometres of the MCM concession, has established this area as the priority location for initial project development. Future exploration is still required on the remaining three concession areas to fully assess the ultimate potential for the entire project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
AUSTRALIA: Ivanhoe Australia successfully completed A$125 million IPO
Financing to facilitate development of iron-oxide copper-gold discoveries in northwestern Queensland
On August 5, 2008, Ivanhoe Mines announced the completion of subsidiary Ivanhoe Australia’s A$125 million initial public offering (IPO). The offering, which was heavily supported by investors in the United States, Canada and Asia, raised capital for the ongoing exploration and development of Ivanhoe Australia’s extensive tenements that cover 2,250 square kilometres in the Mount Isa-Cloncurry mineral district in northwest Queensland – one of the world’s richest mineral-producing regions.
Ivanhoe Australia’s current focus is on the preparation of development studies for its iron-oxide copper-gold (IOCG) discoveries at three key projects: Mount Elliott, Mount Dore and the Starra Line. A high-grade IOCG zone has been delineated at the Mount Elliott Project within a major copper-gold system. An infill-drilling program at the Mount Dore project is delineating a large oxide-copper resource and evaluating its suitability for heap-leach, solvent extraction-electrowinning processing – as well as testing deeper, polymetallic and copper-gold sulfide mineralization. Re-evaluation of the previous copper-gold mines on the Starra Line is underway. Independent, JORC-compliant estimates of the mineral resources identified to date at the three projects are expected to be completed during the current, third-quarter. Significant uranium potential also has been identified in the company’s northern and central tenements, consistent with the results of previous operators, including Rio Tinto.
The IPO consisted of 62.5 million new shares at an offer price of A$2.00 per share. A A$38.4 million portion of the IPO proceeds was used to partially repay Ivanhoe Australia’s A$91.0 million inter-company loan received from Ivanhoe Mines.
Ivanhoe Australia, now 82.9% owned by Ivanhoe Mines, commenced trading on the Australian Stock Exchange on August 6 under the symbol IVA.
KAZAKHSTAN: Construction advancing on Ivanhoe Mines’ Bakyrchik Gold Project
Bakyrchik Gold Project to be vended into new gold company to be formed by Ivanhoe and Kazakh partners
Ivanhoe Mines, which currently holds a 70% interest in the Bakyrchik Gold Project in north-eastern Kazakhstan, has an agreement with several Kazakh strategic partners to consolidate 100% ownership of the project and other gold mining assets in Kazakhstan in a new mining and exploration company, Altynalmas Gold Ltd. Completion of the combination transaction is subject to various regulatory approvals in Kazakhstan.
Work is continuing on the construction of the demonstration plant, which is expected be completed by the end of Q3’08. Commissioning is scheduled to start in Q4’08. This plant is expected to process 100,000 tonnes of ore per annum, using roasting to oxidize the ore, followed by conventional grinding and cyanidation.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CHINA: Gain of $201 million from sale of Ivanhoe Mines’ stake in Jinshan
Ivanhoe Mines recorded a gain of $201.4 million on the sale of its interest in Jinshan in May 2008. Ivanhoe’s entire 42% ownership stake in Jinshan, one of the largest foreign gold producers in China, was sold to China National Gold Group Corporation of Beijing, and its financial partners, at a price of C$3.11 per share, and the Jinshan promissory note of C$7.5 million, for proceeds of $216.7 million.
In Q2’08, Ivanhoe Mines exercised its remaining Jinshan warrants and purchased 1.5 million common shares of Jinshan at C$2.50 for a total cost of C$3.75 million.
FINANCIAL RESULTS
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q2’08, Ivanhoe Mines recorded net income of $127.5 million (or $0.34 per share (basic)), compared to a net loss of $74.2 million (or $0.20 per share (basic)) in Q2’07, representing a $201.7 million increase. This increase was the result of the $201.4 million gain on sale of long-term investments recognized by Ivanhoe Mines on the sale of its interest in Jinshan. Offsetting this gain was $67.3 million in exploration expenses, a decrease of $11.9 million from Q2’07. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for Q2’08 also were affected by $7.5 million in general and administrative expenses, $2.5 million in accretion expense and $4.2 million in interest expense on the convertible credit facility, and $9.2 million in income from discontinued operations.
In Q2’08, Ivanhoe Mines expensed $67.3 million in exploration and development activities, compared to $79.1 million in Q2’07. In Q2’08, Ivanhoe Mines’ exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $67.3 million was spent on the Mongolian projects ($53.4 million), as well a significant amount at Cloncurry ($10.8 million).

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:
1.	Selected Quarterly Data

2.	Review of Operations
A.	Exploration Activities

B.	Discontinued Operations

C.	Administrative and Other
3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	Risks and Uncertainties

12.	Related-Party Transactions

13.	Changes in Internal Control over Financial Reporting

14.	Qualified Persons

15.	Cautionary Statements

16.	Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
($ in millions of U.S. dollars, except per share information)	2008	2008	2007	2007

Exploration expenses	$(67.3)	$(57.3)	$(96.6)	$(74.8)
General and administrative	(7.5)	(6.8)	(9.0)	(7.0)
Share of income from investment held for sale	—	—	—	—
Foreign exchange gains (losses)	(1.0)	(1.3)	2.3	2.1
Gain on sale of long-term investments	201.4	—	—	—
Net income (loss) from continuing operations	118.3	(69.6)	(265.5)	(90.0)
Income from discontinued operations	9.2	6.0	11.9	6.8
Net income (loss)	127.5	(63.6)	(253.6)	(83.1)

Net income (loss) per share — basic
Continuing operations	$0.32	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.34	$(0.17)	$(0.67)	$(0.22)

Net income (loss) per share — diluted
Continuing operations	$0.29	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.31	$(0.17)	$(0.67)	$(0.22)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2007	2007	2006	2006

Exploration expenses	$(79.1)	$(53.5)	$(70.4)	$(67.3)
General and administrative	(5.9)	(5.2)	(8.9)	(6.9)
Share of income from investment held for sale	—	0.4	7.4	9.0
Foreign exchange gains (losses)	6.7	0.8	(3.7)	(0.4)
Gain on sale of long-term investments	—	1.0	2.7	—
Net (loss) from continuing operations	(78.7)	(55.4)	(73.5)	(68.0)
Income from discontinued operations	4.6	8.6	4.8	1.5
Net (loss)	(74.2)	(46.8)	(68.7)	(66.5)

Net (loss) income per share — basic
Continuing operations	$(0.21)	$(0.15)	$(0.21)	$(0.20)
Discontinued operations	$0.01	$0.02	$0.01	$0.00
Total	$(0.20)	$(0.13)	$(0.20)	$(0.20)

Net (loss) income per share — diluted
Continuing operations	$(0.21)	$(0.15)	$(0.21)	$(0.20)
Discontinued operations	$0.01	$0.02	$0.01	$0.00
Total	$(0.20)	$(0.13)	$(0.20)	$(0.20)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international mining company with operations focussed in Central Asia and the Asia Pacific region. Ivanhoe Mines’ assets include its Oyu Tolgoi Copper and Gold Project in southern Mongolia, its Cloncurry Iron-Oxide-Copper-Gold Project in Queensland, Australia and its Bakyrchik Gold Project in Kazakhstan. Ivanhoe Mines also owns 79% of SouthGobi. SouthGobi is mining the Ovoot Tolgoi Coal Project in southern Mongolia.
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q2’08, Ivanhoe Mines recorded net income of $127.5 million (or $0.34 per share (basic)), compared to a net loss of $74.2 million (or $0.20 per share (basic)) in Q2’07, representing a $201.7 million increase. This increase was the result of the $201.4 million gain on sale of long term investments recognized by Ivanhoe Mines on the sale of its interest in Jinshan. Offsetting this gain was $67.3 million in exploration expenses, a decrease of $11.9 million from Q2’07. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for Q2’08 also were affected by $7.5 million in general and administrative expenses, $2.5 million in accretion expense and $4.2 million in interest expense on the convertible credit facility, and $9.2 million in income from discontinued operations.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. EXPLORATION ACTIVITIES
In Q2’08, Ivanhoe Mines expensed $67.3 million in exploration and development activities, compared to $79.1 million in Q2’07. In Q2’08, Ivanhoe Mines exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $67.3 million was spent on the Mongolian projects ($53.4 million) as well a significant amount at Cloncurry ($10.8 million).
MONGOLIA
Exploration expense for Mongolia in Q2’08 consisted of the following exploration and development costs:
MONGOLIA EXPLORATION EXPENSES

	Q2’08	% of Total	Q2’07	% of Total

($ in million’s)
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$6.7	12.5%	$19.4	26.3%
Site Construction	10.2	19.1%	21.1	28.6%
Shaft Sinking	11.7	22.0%	11.4	15.4%
Exploration	3.0	5.6%	1.4	1.9%
Owner’s Costs (a)	8.8	16.5%	9.8	13.3%

	40.4		63.1
Coal Division (a)	9.4	17.6%	4.6	6.2%
Other Mongolia Exploration (including SouthGobi) (a)	3.6	6.7%	6.1	8.3%

	$53.4	100.0%	$73.8	100.0%

(a)	Includes non-cash stock-based compensation.
Expenditures capitalized in Q2’08 totalled $55.4 million, compared to $12.1 million in Q2’07. During Q2’08, the $55.4 million capitalized mainly related to plant and equipment acquisitions and construction by Ivanhoe Mines for Oyu Tolgoi and large equipment deposits made by SouthGobi for Ovoot Tolgoi.
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the border with China. Mineralization on the property consists of copper, gold and molybdenum contained in a porphyry system structural trend with a strike length that extends over 20 kilometres. Mineral resources have been identified in a series of deposits throughout this trend, including the Southern Oyu Deposits group, the Hugo Dummett Deposits group and the newly discovered Heruga Deposit. In March 2008, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc Limited was released. The updated estimates can be found in the 2007 Annual Information Form on www.sedar.com.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Completion of Oyu Tolgoi Investment Agreement expected to be priority for new Mongolian government
The negotiation of an acceptable Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi deposit remains a continuing priority for the Company.
During 2007, a draft Investment Agreement was negotiated with a Working Group established by the Government. The draft agreement was accepted by the Cabinet and presented to Parliament for approval. Last November, while the draft agreement was before the Parliament, the governing political party appointed Sanjaa Bayar as Mongolia’s new Prime Minister. In December, the new Prime Minister withdrew the draft Investment Agreement for further review and reconsideration, and announced that the Government would seek the assistance of qualified, independent, international experts to provide advice on the draft agreement. The Prime Minister subsequently determined that certain revisions to Mongolia’s Minerals Law may be needed before concluding an Investment Agreement for Oyu Tolgoi. Various proposed revisions to the Minerals Law were introduced in Parliament prior to the close of the Spring Session and before the general national election that took place on June 29, 2008, but no changes to the law have been made to this point in time.
The June 29 national election resulted in a majority mandate for the governing Mongolian People’s Revolutionary Party (MPRP). The MPRP won 39 seats outright with the Democratic Party gaining 25 seats and independent candidates holding two seats. Additionally, ten seats in Parliament currently are subject to a formal election review and may be subject to a recount.
Ivanhoe Mines believes that negotiation of a long–sought Investment Agreement will resume once the new Parliament is seated, after a new Speaker is elected and the new Prime Minister and his Cabinet are appointed. Although Parliament has not yet been formally seated because of continuing objections by the Democratic Party over the election results, there is an expectation that the process of seating Parliament will be completed within the next few weeks, which would enable Parliament to complete its post-election responsibilities in forming the new Government. The current expectation is that Prime Minister Bayar will continue to lead the next Government of Mongolia. Therefore, Ivanhoe Mines is optimistic that discussions that were commenced with Prime Minister Bayar before the national elections will continue once the new Government is installed and any further considerations related to amendments to the Minerals Law are concluded by Parliament.
Ivanhoe Mines and its strategic partner, Rio Tinto, are monitoring the deliberations of Parliament and the actions of the Government of Mongolia, and are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule. Ivanhoe Mines has advised the Government of potential adverse impacts on the costs and schedule for the Oyu Tolgoi Project that would result from any further delays in securing an approved Investment Agreement and the fact that any further progress on the project will remain uncertain under the current circumstances. A final Investment Agreement also remains subject to approvals by the respective Boards of Directors of Ivanhoe Mines and Rio Tinto.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Oyu Tolgoi Exploration and Project Development
Joint venture to develop adjoining ground to be formed with Entrée Gold
In June 2008, the $35.0 million earn-in amount was reached on the Entrée Gold-Ivanhoe Mines joint-venture agreement areas, which include the Heruga Deposit discoveries south of Ivanhoe Mines’ Southern Oyu Deposits at Oyu Tolgoi. Ivanhoe Mines now has earned a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres. An 80%-20% Ivanhoe Mines-Entrée Gold joint-venture is being formed. Ivanhoe Mines directly held approximately 14.7% of the issued and outstanding share capital of Entrée Gold, in addition to the earn-in rights, at June 30, 2008.
Exploration work is continuing to expand the dimensions of the Heruga Deposit and explore its extensions to the north and south. During Q2’08, Ivanhoe Mines completed 6,820 metres of drilling on the Heruga Deposit. Ivanhoe Mines currently has three rigs operating at Oyu Tolgoi and on the joint-venture properties, with the latest drilling extending the mineralization north to the southern border of the Ivanhoe Mines’ Oyu Tolgoi mining licence. Currently, one rig is drilling Heruga and the other two rigs are drilling possible extensions on Ivanhoe Mines’ ground.
Oyu Tolgoi underground development proceeding
The current focus at Oyu Tolgoi is the underground mine development on the 1,300-metre level off Shaft No. 1. Mining advanced a total of 342 metres during Q2’08. The two parallel access tunnels being excavated have covered a distance of 250 metres, one-third of the way toward the Hugo Dummett North high-grade copper and gold ore body. The tunnels will provide miners, drillers and technicians with access to the ore body for further exploration and geotechnical work.
Additional underground mobile equipment was commissioned, along with commencement of underground diamond-drilling activities. Mapping and instrumentation programs to date have confirmed the expected ground conditions. Safety performance was very good, with no lost-time injuries and one injury requiring medical treatment in Q2’08. The focus continues to be on safety awareness and job training of the Mongolian underground crews.
During Q2’08, engineering and procurement activities for the concentrator, infrastructure and underground mine continued to progress. The engineering and equipment schedules support the planned construction schedule. Engineering for the coal-fired power plant is also underway.
Limited camp construction activities continued during Q2’08. The work focused on completion and upgrades to accommodation and associated infrastructure to support the influx of workers expected when full-scale construction begins. This work will continue throughout 2008.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Oyu Tolgoi Strategic Planning continues
During Q2’08, the Hugo Dummett North Underground Pre-Feasibility Study work has focussed on:
•	A rock-handling trade-off study and accompanying mine design optimization. This is a key process in the study to optimize both capital and operating expenditure for the Lift 1 cave, while also managing the construction schedule to accelerate cave production. The majority of work has been completed in this area, indicating acceleration in Lift 1 full-production rates to 85,000 tonnes per day through relocation of the underground crushers close to the ore body and incline conveying material to the shafts, thereby reducing shaft haulage distances and increasing hoisting rates.

•	Infrastructure and logistical strategy and associated design work to ensure smooth, efficient operation of people, materials and machinery.

•	Commencing the detailed scope for the next phase of underground development. Currently, detailed scope has been released only for the two kilometres of characterization tunnelling and associated geotechnical work under development.
During Q2’08, Strategic Production Planning focused on evaluating case scenarios to determine optimal designs and long-range production strategies. Work included the Hugo Dummett South open-pit versus underground trade-off study and development of a strategic evaluation case matrix.
The update to the Integrated Development Plan will be completed after an acceptable Investment Agreement has been negotiated with the Government of Mongolia and approved by all parties — including the Ivanhoe Mines’ Board of Directors.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79% owned)
SouthGobi ready to start deliveries from Ovoot Tolgoi open-pit coal mine in Mongolia
SouthGobi mined approximately 250,000 tonnes of coal at its new Ovoot Tolgoi mine in southern Mongolia during Q2’08. A truck transportation fleet has been assembled and is ready to start coal deliveries to customers in China during Q3’08.
On June 4, 2008, SouthGobi held an official opening ceremony at Ovoot Tolgoi. More than 100 guests, including political and community leaders, key supporters, shareholders and employees attended the opening ceremony at the mine site.
The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. A Chinese consortium already has built a railway line to Ceke, on the Chinese side of the border, where a major, automated, railcar bulk-loading facility opened last year. The Mongolian Government is formally transforming the border point at Ceke into a full-time crossing, facilitating deliveries of Ovoot Tolgoi coal to customers in

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
China. SouthGobi has purchased an automated, 150-tonne scale to be set up at the border to expedite coal-truck clearances.
Major increases in coal resources at SouthGobi’s Ovoot Tolgoi Mine
On July 31, 2008, SouthGobi announced that an independent estimate compliant with National Instrument 43-101 had sharply increased resources at Ovoot Tolgoi. The new report shows that Ovoot Tolgoi’s West Field now contains measured plus indicated coal resources of 193.2 million tonnes, with an additional inferred resource of approximately 138.8 million tonnes of coal. The resource report incorporates exploration data up to December 2007 for the West Field surface area down to a depth of 250 metres. A similar exploration and development program will be applied to the South-East Field surface and underground areas at Ovoot Tolgoi in the 2009 exploration program.
The new resource estimate for the West Field resources, combined with the previously identified resources in the South-East Field, brought total Ovoot Tolgoi surface resources to 258.9 million tonnes of measured plus indicated coal resources, an increase of 73% over the 149.6 million tonnes previously reported, with an additional inferred coal resource of approximately 145.3 million tonnes, an increase of 399% over the 29.1 million tonnes previously reported.
Sumber Project a new coal discovery near Ovoot Tolgoi
In June 2008, SouthGobi announced that it had intersected significant thicknesses in near-surface seams of high-quality coking and thermal coal at the new Sumber Coal Project, including one intercept of 51.5 metres. The Sumber Project is comprised of N, O and E Fields. Sumber starts 16 kilometres east of Ovoot Tolgoi and stretches to the east for approximately 18 kilometres. Eleven coal seams have been identified.
The 2008 drilling program intends to delineate a NI 43-101-compliant resource by Q4’08. Once completed, mine planning will be initiated and an application for a mining licence will be submitted for development of this project. The exploration drilling also has been designed to connect the fields by potentially equivalent coal seams.
Open-pit coal mine planned for Mamahak Project in Indonesia
In April 2008, SouthGobi signed a joint venture agreement with Score Resources Ltd. to explore and develop the Mamahak Coal Project in East Kalimantan, Indonesia. Through its participation in the joint venture, SouthGobi has commenced the development of a “green fields” surface coal deposit in four concessions covering 26,065 hectares. SouthGobi has a 56% interest in Mamahak, with provisions to increase its interest to 100%. The Mamahak Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets.
In March 2008, SouthGobi commenced an integrated exploration and development program at Mamahak. The 2008 drilling program has identified direct shipping, semi-soft coking coal amenable to

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
surface mining. While further drilling is ongoing, work to date on a 4,996-hectare portion of the MCM concession supports SouthGobi’s objective to develop an open-pit mining operation.
The intent of the drilling program is to determine down-dip continuity, thickness variations, coal quality and structure. The close proximity of the Mahakam River, within 26 kilometres of the MCM concession, has established this area as the priority location for initial project development. Future exploration still is required on the remaining three concession areas to fully assess the ultimate potential for the entire project.
Initial site infrastructure studies have identified an existing 26-kilometre logging road and log pond barging area on the Mahakam River, which, with upgrading, will facilitate coal haulage and barge loading activities during wet-season periods. Required permit applications for mining, coal transportation and a barge load-out facility for the MCM concession have been filed and are in various stages of progress.
SouthGobi closes equity financings in Q1 and Q2’08
During Q1’08, SouthGobi completed three private-equity financings to raise a total of C$117.9 million.
In April 2008, SouthGobi entered into a subscription agreement with Monnis International for a private placement of 2,000,000 common shares at C$12.45 per share, representing an aggregate offering amount of C$24.9 million. The transaction was completed in May 2008.
The proceeds from these offerings will be used to finance initial development of the Ovoot Tolgoi coal project and to finance additional drilling and engineering focused on developing a potential underground coal mine at Ovoot Tolgoi. Proceeds also will be used to explore and develop SouthGobi’s other coal and mineral projects, to identify and investigate new projects and for general corporate and administrative purposes.
AUSTRALIA
Ivanhoe Australia successfully completed A$125 million IPO and began trading on the Australian Stock Exchange
On August 5, 2008, Ivanhoe Mines announced the successful completion of subsidiary Ivanhoe Australia’s A$125.0 million initial public offering (IPO).
The IPO consisted of 62.5 million new shares at an offer price of A$2.00 per share, raising gross proceeds of A$125.0 million. Ivanhoe Australia plans to use a major portion of the IPO proceeds to finance ongoing exploration and development activities on its Cloncurry Project, in northwestern Queensland. Independent, JORC-compliant estimates of resources delineated to date at the principal projects – Mount Dore, Mount Elliott and the Starra Line – will be issued during the current, third-quarter. Also, A$38.4 million of the IPO proceeds was used to partially repay a portion of the A$91.0 million intercompany loan from Ivanhoe Mines. The remaining unsecured loan balance will mature in

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
five years, with interest accruing after 18 months at the rate of BBR (Bank Bill Rate) plus 2.50% per annum.
Ivanhoe Australia, now approximately 82.9% owned by Ivanhoe Mines, began trading on the Australian Stock Exchange on August 6 under the symbol IVA.
Ivanhoe Australia has increased its ownership in Exco Resources to 19.9%
In May 2008, Ivanhoe Australia exercised 21.1 million share-purchase options in Exco at A$0.35 per share. In June 2008, Ivanhoe Australia purchased an additional 3.0 million shares at A$0.35 per share. As result of these two transactions Ivanhoe Australia increased its holding during Q2’08 in Exco’s issued and outstanding share capital from 12.0% to 19.9%. Exco is an Australian mineral exploration company listed on the Australian Stock Exchange. Exco holds extensive exploration tenements in the Cloncurry region in northwest Queensland and the White Dam gold project in South Australia.
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines spent $10.8 million on the Cloncurry Project in Q2’08, compared to $4.2 million in Q2’07. The Ivanhoe Australia tenement package comprises 15 Exploration Permits for Minerals (EPMs) totalling 1,873 square kilometres, within which there are 20 mining licences totalling 45 square kilometres. Five additional EPMs totalling 636 square kilometres are under application.
Work in Q2’08 continued to focus on the Mount Elliott and Mount Dore deposits and commenced on the Starra Line Project. There also was an increase in regional exploration, with diamond drilling, reverse-circulation (RC) and air-core drilling underway on Ivanhoe Australia’s tenements and the Exco Resources joint-venture tenements. Exploration drilling in Q2’08, including work on the development projects, consisted of 16,689 metres of diamond drilling, 5,606 metres of RC drilling and 6,353 metres of air-core drilling. A total of 1,899 rock-chip samples were collected.
Mount Dore Project
Mount Dore is the most advanced project on the Cloncurry property. Significant JORC-compliant mineral resources previously have been declared at the prospect. Infill drilling, that commenced in Q3’07, has now been completed. This drilling will be included the updated JORC-compliant resource estimate that is expected in Q3’08. The drilling program on the western part of the deposit was completed this quarter, consisting of 1,991 metres of diamond drilling and 1,365 metres of RC drilling. The resource drilling program that commenced in 2007 was completed in Q2’08. It comprised 29 vertical diamond-drill holes (generally up to 400 metres each) totalling 11,434 metres and 36 RC holes totalling 4,494 metres. A program of a further four diamond-drill holes totalling 1,080 metres and 30 RC holes totalling 3,950 metres commenced recently, primarily to test the northern extensions where RC drilling previously identified mineralization. The program will be completed in Q3’08. Metallurgical testing for the project commenced in Q2’08. The commencement of a full scoping study will follow the overall review of the project in Q3’08.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Significant intercepts of chalcopyrite (with gold) and sphalerite (with lead and silver) have been intersected recently in the north-eastern part of the deposit, with MDQ0095 returning 112 metres @ 0.55% Cu, 0.20 g/t Au, 113 ppm Co, 12g/t Ag, 0.49% zinc and 64 ppm Mo from 284 metres down hole; 35 metres @ 0.46% Cu 0.18 g/t Au and 105 ppm Mo from 466 metres down hole; and MDQ0097 194 metres @ 0.51% Cu, 0.14g/t Au, 10g/t Ag, 0.1% Pb and 0.68% Zn from 250 metres down hole.
Shallow RC drilling along the north-western edge of the Mount Dore thrust also has found shallow high-grade secondary copper mineralization and deeper high-grade molybdenum mineralization in brecciated sediments. MDQ0153 intersected 52 metres @ 1.43% Cu, 0.18g/t Au and 13 g/t Ag from 24 metres down hole as well as 46 metres @ 0.17% Cu, and 0.29% Mo from 152 metres down hole. Twinned diamond hole MDQ00153A has visible molybdenite in it over this interval, assay results are due in Q3’08.
Mount Elliott Project
The Mount Elliott Project is comprised of the previously mined Mount Elliott and Corbould zones, as well as the exploration targets of Swan (750 metres west of Mount Elliott) and Swell (lying between Mount Elliott and Swan).
Core-drilling at the Mount Elliott project in Q2’08 totalled 9,425 metres; a total of 1,023 metres of RC pre-collar drilling was also completed. The two rigs on site mostly are drilling vertical holes required for resource modelling, as well as exploration holes testing the Swan Zone extensions. A JORC-compliant resource estimation is due in Q3’08 and will be completed using data to the end of June 30, 2008.
Swan is flat-lying at surface and dips steeply to the north. Drilling in the gap between the Swan and Swell zones has extended the Swell Zone to the northwest; Swell appears to terminate approximately 200 metres in the hanging-wall to Swan. Both Swan and Swell remain open along strike and at depth. Recent intercepts at Swan include MEQ1166: 514 metres @ 0.64% Cu and 0.41g/t Au from 260 metres down hole; and MEQ1167b: 128 metres @ 1.47% Cu and 0.79 g/t Au from 452 metres down hole and 160 metres @ 0.56% Cu and 0.28 g/t Au from 660 metres downhole.
Regional exploration on Ivanhoe Australia tenements
At the Lady Ella project, four kilometres south of Mount Elliott, a 10-hole drill program totalling 2,298 metres was completed. Drilling during this quarter totalled 1,684 metres. The program tested the depth and strike extensions of the breccia system previously mined by open-pit. Primary sulphide mineralization contained in a strong breccia continues at depth below the open-pit floor. Weak to locally strong chalcopyrite was intercepted in breccias generally from two to 10 metres thick. As at June 30, 2008, assay results have been only received for part of the first hole and include 44 metres at 0.31% Cu and 0.47 g/t Au from the clay-rich zone.
The Northern and Central leases targets occur along a 1.5-kilometre-long zone approximately two to three kilometres northwest of Mount Elliott. The area was mapped and rock-chip-sampled in 2007, when gold-copper anomalous ironstones were identified. Diamond drilling this quarter totalled 1,128 metres, with one hole at Central Leases and two holes at Northern Leases; assay results are pending.

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Drilling intercepted locally strong calc-silicate alteration, with weak to locally strong chalcopyrite similar in style to that at Mount Elliott. Further drilling is planned during 2008.
Blitzen, 15 kilometres northwest of Mount Dore, represents the most significant gold-only prospect within the Cloncurry Project. A small JORC-compliant gold resource was previously defined on a free-gold system within the weathered, near-surface zone. Little significant drilling was conducted beneath this zone; however, one hole returned five metres @ 1.4 g/t Au within brecciated meta-sediment. During June, four diamond-drill holes were completed; totalling 1,778 metres and seven RC holes totalled 1,245 metres. Results have been returned only for portions of BLDH001 and BLDH002, with only one significant intercept from BLDH002 (6.9 metres at 1.23 g/t Au, including one metre at 7.68 g/t).
Other regional exploration has included mapping programs around Mount Dore, Mount Cobalt and various ironstone targets in the north-eastern parts of the tenements.
Work on the Exco Joint Venture
The joint-venture is comprised of 13 EPMs, including one application, that total 561 square kilometres. Under the Exco joint-venture agreement, Ivanhoe Australia was required to spend A$600,000 by the end of July 2008. Ivanhoe Australia satisfied this requirement by drilling the Wewak, East Wewak, Garnet Creek and Back Creek prospects. Ivanhoe Australia now has the right to earn an 80% interest in the Exco joint-venture tenements by spending a further A$4.4 million during the next two years.
KAZAKHSTAN
Bakyrchik Gold Mine to form part of new gold company with Ivanhoe partners
Ivanhoe Mines, which currently holds a 70% interest in the Bakyrchik Gold Project in north-eastern Kazakhstan, has an agreement with several Kazakh strategic partners to consolidate 100% ownership of the project and other gold mining assets in Kazakhstan in a new mining and exploration company, Altynalmas Gold Ltd. Completion of the combination transaction is subject to various regulatory approvals in Kazakhstan.
Work is continuing on the construction of the demonstration plant, which is expected to be completed by the end of Q3’08. Commissioning is scheduled to start in Q4’08. This plant is expected to process 100,000 tonnes of ore per annum, using roasting to oxidize the ore, followed by conventional grinding and cyanidation. Bakyrchik has a stockpile of approximately 100,000 tonnes of ore grading 8.17 grams of gold per tonne that will be run through the demonstration plant to confirm metallurgical parameters. Planning for operational start-up has commenced, with first fill commodities being highlighted and with procurement commencing during Q3’08. Recruitment plans have been completed and recruitment and operating training will commence in August 2008.

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CHINA
Exploration continues in Northern China, focusing on high-quality projects for acquisition
Reconnaissance field exploration in central Inner Mongolia and surrounding provinces continued during Q2’08. The program is initially targeting known unlicensed and licensed gold, silver, base metal and copper occurrences and deposits. Work involves detailed data reviews, field traverses and systematic sampling of all occurrences and deposits. The program’s purpose is to identify high-quality, semi-advanced and grass-roots projects for acquisition through licence-bidding application over unlicensed targets, joint-venture formation with, or direct purchase from, the existing licence holders.
Ivanhoe Mines sells its 42% stake in Jinshan Gold Mines for C$217.7 million
On April 10, 2008, Ivanhoe Mines announced that it had agreed to sell to China National Gold Group Corporation of Beijing, and its financial partners, its entire holding of 67,520,060 common shares of Jinshan, at a price of C$3.1115 a share, and the Jinshan promissory note of C$7.5 million. Proceeds received by May 13, 2008, totalled $216.7 million (C$217.7 million). Ivanhoe Mines recorded a $201.4 gain on the sale of its interest in Jinshan in Q2’08.
In Q2’08, Ivanhoe Mines exercised its remaining Jinshan warrants and purchased 1.5 million common shares of Jinshan at C$2.50 for a total cost of C$3.75 million.
B. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.
Ivanhoe Mines received the first contingent annual payment of $28.2 million in 2006 and the second contingent annual payment of $20.3 million was received in 2007.
On March 31, 2008, Ivanhoe Mines received an amount of $18.0 million in relation to the third annual contingent payment and accrued the remaining $11.2 million as a receivable. On April 2, 2008, Ivanhoe Mines received a further $10.0 million and the remaining $1.2 million was received on July 2, 2008.
To date, Ivanhoe Mines has received $99.2 million in proceeds from the sale of Savage River.
At June 30, 2008, Ivanhoe Mines has accrued a $9.2 million receivable in relation to the fourth contingent annual payment due in March 2009. This amount is calculated based upon the actual tonnes of iron ore sold during the three-month period ended June 30, 2008, and the escalating price formula.

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(Stated in U.S. dollars, except where noted)
C. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q2’08 were $1.5 million higher than Q2’07 mainly due to $2.1 million increase in non-cash stock compensation expense.
Interest Income. The $1.9 million decrease in interest income is due to lower average cash balances and interest rates in Q2’08 compared to Q2’07.
Interest Expense. The $4.2 million in interest expense for Q2’08 represents accrued interest on the convertible credit facility with Rio Tinto.
Foreign exchange gain. The $1.0 million foreign exchange loss during Q2’08 was mainly attributable to the weakening of the Canadian dollar against the U.S. dollar during Q2’08.
Share of loss on significantly influenced investee. The $0.7 million share of loss on significant influenced investee represents Ivanhoe Mines’ share of Jinshan’s net loss for April 2008. In May 2008, Ivanhoe Mines sold its investment in Jinshan and ceased equity accounting.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $65.8 million of cash used in operating activities from continuing operations in Q2’08 primarily was the result of $64.7 million in cash exploration expenditures and a $2.2 million change in non-operating working capital.
Investing activities. In Q2’08, $156.2 million of cash was provided largely by the $216.7 million of proceeds from the sale of Jinshan and $10.0 million received as part of the third annual payment from the sale of the Savage River operation. Also included in investing activities was $55.4 million in property, plant and equipment payments mainly relating to Oyu Tolgoi and Ovoot Tolgoi and $12.5 million spent acquiring additional shares in Intec Ltd, Exco and Jinshan.
Financing activities. Financing activities of $126.4 million in Q2’08 consisted of the final $100.0 million draw down on the convertible credit facility in April 2008 and the $26.0 million net proceeds raised by SouthGobi in its Q2’08 financing.
Liquidity and Capital Resources
At June 30, 2008, consolidated working capital was $407.7 million, including cash and cash equivalents of $457.7 million, compared with working capital of $65.7 million and cash of $145.7 million at December 31, 2007. Included in the June 30, 2008 cash and cash equivalents balance of $457.7 million is $70.9 million of SouthGobi’s cash and cash equivalents, which is not available for Ivanhoe Mines’ use.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
The bulk of Ivanhoe Mines’ expenditures can be deferred based on the status of Ivanhoe Mines’ cash resources. Based on Ivanhoe Mines’ financial position at June 30, 2008, Ivanhoe Mines believes that its existing funds should be sufficient to fund its minimum obligations, including planned Bakyrchik obligations and general corporate activities, for at least the next 12 months.
Should Ivanhoe Mines be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for the remainder of 2008 and thereafter. Ivanhoe Mines will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.
Asset-Backed Commercial Paper
At June 30, 2008, the Company held non-bank-sponsored asset-backed commercial paper (ABCP) issued by a number of trusts with an original cost of $70.7 million, This ABCP was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper. These investments matured during Q3’07 but, as a result of liquidity issues in the ABCP market, did not settle on maturity.
On August 16, 2007, it was announced that a group representing banks, asset providers and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP (the Montreal Proposal). Under the proposal, the affected ABCP will be converted into term floating-rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a pan-Canadian restructuring committee (the Committee) consisting of major investors was formed to propose a solution to the liquidity problem affecting the ABCP market. On March 17, 2008, the Committee filed an application in the Ontario Superior Court of Justice (the Court) under the Companies’ Creditors Arrangement Act asking the Court to call a meeting of the ABCP noteholders. On March 20, 2008, the Committee made available additional documents outlining the details of the proposed restructuring plan. On April 25, 2008, the plan was approved by the noteholders and was sanctioned by the Court in June 5, 2008 (the Sanction Order). On June 25 and 26, 2008, the Court of Appeal for Ontario heard motions from a group of Montreal Proposal ABCP holders seeking leave to appeal, and an appeal of, the Sanction Order (the Appeal). There currently is no certainty regarding the outcome of the Committee restructuring plan and the Appeal.
Due to the disruption in the ABCP market, quoted market values of the investment have not been available. Based on the information provided by the Committee, it is estimated that, of the $70.7 million of ABCP in which the Company has invested:
•	$4.8 million is represented by traditional securitized assets;

•	$60.8 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets; and

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•	$5.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages.
The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the Committee that it expects the ABCP will be converted into various long-term floating-rate notes with maturities matching the maturities of the underlying assets.
The Company has used a scenario-based probability-weighted discounted cash flow approach to value its ABCP that considered expected interest rates of 3.3%, estimated restructuring fees, estimated renegotiated maturity dates of five to seven years, and estimated principal reductions ranging from 0% to 100%, depending on the nature of the underlying assets and the scenario modelled. As a result of this valuation, the Company recorded a write-down of $24.5 million in 2007, representing 34.6% of the original face value. No additional impairment has been recorded in 2008.
Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP, which would impact the Company’s results from operations.
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, accounts payable and accrued liabilities, amounts due under credit facilities and loans payable to related parties.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the ABCP, was determined by considering the best available data regarding market conditions for such investments which may not be reflective of future values.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SHARE CAPITAL
At August 14, 2008, the Company had a total of:
o	375.5 million common shares outstanding.

o	14.0 million incentive stock options outstanding, with a weighted average exercise price of C$10.25 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$6.75 to C$16.79 per share.

o	92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series A and B warrants). These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

o	35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of US$10.00 per share. These warrants are exercisable until October 24, 2012.
OUTLOOK
The Company continues to focus major efforts on finalizing an acceptable Investment Agreement with the Government of Mongolia and remains optimistic that an acceptable Investment Agreement can be reached.
The Company is updating the 2005 Integrated Development Plan (2005 IDP) project plan to reflect changes to several key areas. The main changes from the 2005 IDP are expected to be:
•	Increasing mill throughput to a nominal 100,000 tpd from the original 85,000 tpd outlined in the 2005 IDP.

•	The construction of a 3-x-150 MW coal fired power station in Mongolia for the project. The 2005 IDP envisioned that power could be imported from China’s Inner Mongolian power grid at an expected price of $0.0426 c/kWh. The current plan sees a power plant constructed at the site delivering power at a long term average of $0.0233 c/kWh.

•	Optimisation of underground production to prioritize higher-grade material.

•	Updating of all major capital and operating estimates to reflect scope changes and escalation.

•	A review of all economic drivers, including metal prices, recoveries, selling assumptions etc.

•	The impact of changes in Mongolian laws.

•	The conclusion of an Investment Agreement similar to the draft agreement that was negotiated with a government-appointed working group in 2007.
The draft 2008 IDP cannot be finalized until an Investment Agreement is concluded with the Government of Mongolia. In addition, work has been prepared on the basis that Ivanhoe Mines will retain access to equipment previously purchased and that Ivanhoe Mines will purchase other long-lead-

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
time equipment as noted in the development plan. An agreement has been executed with Rio Tinto that provides for the purchase by Rio Tinto of certain project equipment already purchased by Ivanhoe Mines and the funding of future equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions on an acceptable Investment Agreement. In aggregate, Ivanhoe Mines could receive up to approximately $100 million from the sale of the equipment to Rio Tinto. These amounts, which will be paid to Ivanhoe Mines over three separate closing dates, will be used to fund future development at Oyu Tolgoi. In addition, Ivanhoe Mines will under certain conditions retain the option of reacquiring the equipment sold to Rio Tinto and any other equipment purchased by Rio Tinto as part of this agreement if an acceptable Investment Agreement is reached with the Government of Mongolia.
Should Ivanhoe Mines be unable to, or decide not to, reacquire long-lead-time equipment that has been purchased or committed to, the draft 2008 IDP will need to be modified to reflect the corresponding changes to the mine plan and the impact on the Oyu Tolgoi project economics.
The Company is actively involved in advancing several other projects. These activities are expected to continue through the remainder of 2008, with a focus on subsidiary SouthGobi and its mining of coal, subsidiary Ivanhoe Australia and its development activities on its Cloncurry tenements, and the Bakyrchik Gold Project, which is completing construction of its demonstration plant.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended June 30, 2008, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at June 30, 2008, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2007.
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (FAS 157). In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all non-financial assets and liabilities except for those recognized or disclosed at least annually. Therefore, the Company has adopted the provision of FAS 157 with respect to its financial assets and liabilities only. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measure date.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.
Effective January 1, 2008, the Company adopted FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company did not elect to adopt the fair value option under this Statement.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
As highlighted in the MD&A for the year ended December 31, 2007 income taxes is an area that the Company makes certain estimates that require judgment to be exercised. During Q2’08, the Company commenced a review of its Canadian operating and capital tax losses. These losses historically have not being recognised on the balance sheet as the Company has not expected to realize them in the near future. The sale of the Company’s interest in Jinshan in Q2’08 is expected to result in the Company utilizing some of these tax losses. The tax review is currently ongoing. Although the Company expects the quantum of the losses to change, it has determined on a preliminary basis, that it will have adequate tax losses to shelter any gain from the Jinshan sale.
Other than the tax estimates described above, the Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2007.
RECENT ACCOUNTING PRONOUNCEMENTS
There are no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2007.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2007.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2007.

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Global Mining Management Corporation	$2,157	$2,243	$3,661	$3,816
Ivanhoe Capital Aviation LLC	960	960	1,920	1,920
Fognani & Faught, PLLC	91	611	260	888
Rio Tinto plc	850	302	1,733	302
Ivanhoe Capital Pte. Ltd.	—	—	—	10
Ivanhoe Capital Services Ltd.	173	176	221	363

	$4,231	$4,292	$7,795	$7,299

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Exploration	$850	$302	$1,733	$302
Legal	91	611	260	888
Office and administrative	650	747	1,221	1,317
Salaries and benefits	1,680	1,672	2,661	2,872
Travel (including aircraft rental)	960	960	1,920	1,920

	$4,231	$4,292	$7,795	$7,299

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at June 30, 2008, included $0.4 million and $2.9 million, respectively (June 30, 2007 — $0.3 million and $2.5 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
At the end of June 30, 2008, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition, by Ivanhoe Mines, of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $99.2 million has been received from the sale.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended June 30, 2008 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines

Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Gene Wusaty, P.Eng, SouthGobi	Officer of SouthGobi
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2007, and other continuous disclosure documents filed by the Company since January 1, 2008, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources”

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “will”, “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2008 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the commencement of coal deliveries from SouthGobi’s Ovoot Tolgoi coal mine; the completion of an updated mine plan for the Ovoot Tolgoi Project; the development of an open-pit mining operation at SouthGobi’s Mamahak coal project; the construction of the rotary-kiln demonstration plant at the Bakyrchik Gold Project; the success of the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
resource delineation and exploration programs at Ivanhoe Australia’s Cloncurry project; the potential of plans to make non-core projects self-funding, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 14, 2008
“John Macken”

John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending June 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: August 14, 2008.
“Tony Giardini”

Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

August 14, 2008
Ivanhoe Mines issues financial results and review of operations for the second quarter of 2008
Subsidiaries SouthGobi Energy Resources and Ivanhoe Australia
achieve notable milestones
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the second quarter that ended June 30, 2008.
Commenting on the results for the quarter, and subsequent events in recent weeks, Executive Chairman Robert Friedland said SouthGobi Energy Resources and Ivanhoe Australia had achieved notable milestones in the implementation of a strategy previously announced by Ivanhoe management to daylight value for shareholders from mineral resource projects that had been assembled within the Ivanhoe Mines corporate portfolio of assets and supported through direct investments.
“We have seen SouthGobi Energy Resources, our 79%-owned subsidiary, become the newest coal producer in Mongolia and report impressive, ongoing exploration success, greatly increasing its high-quality coal resources as it prepares to make its first export shipments to buyers in China,” Mr. Friedland said.
“It is a natural extension of our strategy to apply the SouthGobi Energy development model to our copper, gold and uranium assets in Australia, where we have just completed an initial public offering of our Australian assets on the Australian Stock Exchange. Investors have provided us with the capital that will advance the Swan-Mount Elliott, Mount Dore and Starra Line iron-oxide copper-gold discoveries and development projects in the historic Mount Isa-Cloncurry mineral district over the next two years. We believe that Ivanhoe Australia will become a significant copper and gold producer in a district that also has significant additional potential for uranium, zinc, silver and cobalt. Ivanhoe Australia shares now are trading on the Australian Stock Exchange under the symbol IVA. We are looking forward to the release of independent, JORC-compliant resource estimates in coming weeks.
“We set out to daylight asset value this year. The achievements during the second quarter and in subsequent weeks — including the sale of our interest in the Chinese gold producer Jinshan Gold Mines in May, which produced a gain of US$201 million — have demonstrated our commitment to the strategy. Ivanhoe Australia and SouthGobi Energy Resources also have benefited by gaining access to global capital markets and investors focused on Asian coal and Australian assets.”
OTHER HIGHLIGHTS
•	Ivanhoe Mines completed sufficient exploration work to meet the US$35 million threshold spending required to form an 80%-20% joint venture with Entrée Gold on mineralized ground adjoining Ivanhoe’s Oyu Tolgoi copper-gold discoveries in Mongolia.

•	Ongoing exploration continued to expand the scope and scale of the Heruga copper-gold-molybdenum deposit that has been discovered on the Ivanhoe-Entrée JV ground south of Oyu

Tolgoi. Current exploration drilling is expanding the Heruga Deposit to the north, onto ground held 100% by Ivanhoe Mines.

•	SouthGobi Energy Resources, Ivanhoe Mines’ 79%-owned subsidiary, began mining high-quality coal at its new Ovoot Tolgoi open-pit mine in southern Mongolia and is preparing to make its first shipment to a customer in China. SouthGobi reported a major increase in its independently verified, 43-101-compliant, Mongolian coal resource on July 31.

•	An initial public offering of shares in subsidiary Ivanhoe Australia was completed August 1, attracting investments totalling A$125 million. Ivanhoe Australia’s stock began trading on the Australian Stock Exchange on August 6.

•	Ivanhoe Mines and its Kazakh partners are continuing their efforts to create a new mining and exploration company, Altynalmas Gold Ltd., to carry out ongoing development of the Bakyrchik Gold Project and acquire additional gold assets in Kazakhstan.
MONGOLIA: Ivanhoe Mines’ Oyu Tolgoi Copper-Gold Project
Joint venture to develop adjoining ground to be formed with Entrée Gold
In June 2008, the US$35 million earn-in amount was reached on the Entrée Gold-Ivanhoe Mines joint-venture agreement areas, which include the Heruga Deposit discoveries south of Ivanhoe Mines’ Southern Oyu Deposits at Oyu Tolgoi. Ivanhoe Mines now has earned a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres. An 80%-20% Ivanhoe-Entrée joint venture is being formed. Ivanhoe Mines directly held approximately 14.7% of the issued and outstanding share capital of Entrée Gold, in addition to the earn-in rights, at June 30, 2008.
During Q2’08, Ivanhoe Mines completed 6,820 metres of drilling on the Heruga Deposit. Heruga remains open at both ends, with the latest drilling extending the mineralization north to the southern border of the Ivanhoe Mines’ Oyu Tolgoi mining licence. Possible extensions on Ivanhoe Mines’ ground are being explored.
Oyu Tolgoi underground development proceeding
The current focus at Oyu Tolgoi is the underground mine development on the 1,300-metre level off Shaft No. 1. Mining advanced a total of 342 metres during the second quarter. The two parallel access tunnels being excavated have covered a distance of 250 metres, one-third of the way toward the Hugo Dummett North high-grade copper and gold ore body. The tunnels will provide miners, drillers and technicians with access to the ore body for further exploration and geotechnical work.
Safety performance was very good, with no lost-time injuries during the quarter. The focus continues to be on safety awareness and job training of the Mongolian underground crews.
During Q2’08, engineering and procurement activities for the concentrator, infrastructure and underground mine continued to progress. The engineering and equipment schedules support the planned construction schedule. Engineering for the coal-fired power plant is underway.
Completion of Oyu Tolgoi Investment Agreement expected to be priority for new Mongolian government

The negotiation of an acceptable Investment Agreement with the Government of Mongolia for the development of Oyu Tolgoi remains a continuing priority for the Company.
The June 29 national election in Mongolia resulted in a majority mandate for the governing Mongolian People’s Revolutionary Party (MPRP). Ivanhoe Mines believes that negotiation of a long—sought Investment Agreement will resume after a new cabinet is appointed and the first session of the new Parliament begins.
Various proposed revisions to the Minerals Law were introduced in Parliament earlier this year, but no vote was held before the recess of the spring session of Parliament shortly before the June general election. Consideration of possible Minerals Law amendments is expected to be on the agenda for the new Parliament later this year. Ivanhoe Mines is optimistic that discussions that were held with the Prime Minister and members of the former cabinet before the election will continue once the new Government takes office and the review of the Minerals Law is completed.
Earlier this year, Ivanhoe Mines notified the Government of potential adverse impacts on the costs and schedule for the Oyu Tolgoi Project that would result from delays in securing an approved Investment Agreement. A final Investment Agreement also remains subject to approvals by the respective Boards of Directors of Ivanhoe Mines and Rio Tinto.
MONGOLIA & INDONESIA: SouthGobi Energy Resources’ Coal Mining and Development Projects
SouthGobi ready to start deliveries from Ovoot Tolgoi open-pit coal mine in Mongolia
SouthGobi mined approximately 250,000 tonnes of coal at its new Ovoot Tolgoi mine in southern Mongolia during the second quarter. A truck transportation fleet has been assembled and is ready to start coal deliveries to customers in China during the current third quarter.
The Ovoot Tolgoi mine is 45 kilometres north of Mongolia’s border with China. A Chinese consortium already has built a railway line to Ceke, on the Chinese side of the border, where a major, automated, railcar bulk-loading facility opened last year. The Mongolian Government is formally transforming the border point at Ceke into a full-time crossing, facilitating deliveries of Ovoot Tolgoi coal to customers in China. SouthGobi has purchased an automated, 150-tonne scale to be set up at the border to expedite coal-truck clearances.
Major increases in coal resources at SouthGobi’s Ovoot Tolgoi Mine
On July 31, 2008, SouthGobi announced that an independent estimate compliant with National Instrument 43-101 had sharply increased resources at Ovoot Tolgoi. The new report shows that Ovoot Tolgoi’s West Field now contains measured plus indicated coal resources of 193.2 million tonnes, with an additional inferred resource of approximately 138.8 million tonnes of coal. A similar exploration and development program will be applied to the South-East Field surface and underground areas at Ovoot Tolgoi in the 2009 exploration program.
The new resource estimate for the West Field resources, combined with the previously identified resources in the South-East Field, bring total Ovoot Tolgoi surface resources to 258.9 million tonnes of measured plus indicated coal resources, an increase of 73% over the 149.6 million tonnes previously reported, with an additional inferred coal resource of approximately 145.3 million tonnes, an increase of 399% over the 29.1 million tonnes previously reported.

Sumber Project a new coal discovery near Ovoot Tolgoi
In June 2008, SouthGobi announced that it had intersected significant thicknesses in near-surface seams of high-quality coking and thermal coal, including one intercept of 51.5 metres, at the new Sumber Coal Project. The Sumber Project is comprised of N, O and E Fields. Sumber starts 16 kilometres east of Ovoot Tolgoi and stretches for approximately 18 kilometres to the east. Eleven coal seams have been identified.
Open-pit coal mine planned for Mamahak Project in Indonesia
In April 2008, SouthGobi signed a joint venture agreement with Score Resources Ltd. to explore and develop the Mamahak coal project in East Kalimantan, Indonesia. Through its participation in the joint venture, SouthGobi has commenced the development of a “green fields” surface coal deposit in four concessions covering 26,065 hectares. SouthGobi has a 56% interest in Mamahak, with provisions to increase its interest to 100%. The Mamahak Project is ideally located to supply the Japanese, Korean, Indian and Chinese coastal markets.
The 2008 drilling program has identified direct shipping, semi-soft coking coal amenable to surface mining. While further drilling is ongoing, work to date on a 4,996-hectare portion of the MCM concession supports SouthGobi’s objective to develop an open-pit mining operation.
The intent of the drilling program is to determine down-dip continuity, thickness variations, coal quality and structure. The close proximity of the Mahakam River, within 26 kilometres of the MCM concession, has established this area as the priority location for initial project development. Future exploration is still required on the remaining three concession areas to fully assess the ultimate potential for the entire project.
AUSTRALIA: Ivanhoe Australia successfully completed A$125 million IPO
Financing to facilitate development of iron-oxide copper-gold discoveries in northwestern Queensland
On August 5, 2008, Ivanhoe Mines announced the completion of subsidiary Ivanhoe Australia’s A$125 million initial public offering (IPO). The offering, which was heavily supported by investors in the United States, Canada and Asia, raised capital for the ongoing exploration and development of Ivanhoe Australia’s extensive tenements that cover 2,250 square kilometres in the Mount Isa-Cloncurry mineral district in northwest Queensland — one of the world’s richest mineral-producing regions.
Ivanhoe Australia’s current focus is on the preparation of development studies for its iron-oxide copper-gold (IOCG) discoveries at three key projects: Mount Elliott, Mount Dore and the Starra Line. A high-grade IOCG zone has been delineated at the Mount Elliott Project within a major copper-gold system. An infill-drilling program at the Mount Dore project is delineating a large oxide-copper resource and evaluating its suitability for heap-leach, solvent extraction-electrowinning processing — as well as testing deeper, polymetallic and copper-gold sulfide mineralization. Re-evaluation of the previous copper-gold mines on the Starra Line is underway. Independent, JORC-compliant estimates of the mineral resources identified to date at the three projects are expected to be completed during the current, third-quarter. Significant uranium potential also has been identified in the company’s northern and central tenements, consistent with the results of previous operators, including Rio Tinto.
The IPO consisted of 62.5 million new shares at an offer price of A$2.00 per share. A A$38.4 million portion of the IPO proceeds will be used to partially repay Ivanhoe Australia’s A$91.0 million inter-company loan received from Ivanhoe Mines.

Ivanhoe Australia, now 82.9% owned by Ivanhoe Mines, commenced trading on the Australian Stock Exchange on August 6 under the symbol IVA.
KAZAKHSTAN: Construction advancing on Ivanhoe Mines’ Bakyrchik Gold Project
Bakyrchik Gold Project to be vended into new gold company to be formed by Ivanhoe and Kazakh partners
Ivanhoe, which currently holds a 70% interest in the Bakyrchik Gold Project in northeastern Kazakhstan, has an agreement with several Kazakh strategic partners to consolidate 100% ownership of the project and other gold mining assets in Kazakhstan in a new mining and exploration company, Altynalmas Gold Ltd. Completion of the combination transaction is subject to various regulatory approvals in Kazakhstan.
Work is continuing on the construction of the demonstration plant, which is expected be completed by the end of Q3’08. Commissioning is scheduled to start in Q4’08. This plant is expected to process 100,000 tonnes of ore per annum, using roasting to oxidize the ore, followed by conventional grinding and cyanidation
CHINA: Gain of US$201 million from sale of Ivanhoe Mines’ stake in Jinshan Gold Mines
Ivanhoe Mines recorded a gain of US$201.4 million on the sale of its interest in Jinshan Gold Mines in May 2008. Ivanhoe’s entire 42% ownership stake in Jinshan, one of the largest foreign gold producers in China, was sold to China National Gold Group Corporation of Beijing, and its financial partners, at a price of C$3.11 per share, and the Jinshan promissory note of C$7.5 million, for proceeds of C$217.7 million.
In Q2’08, Ivanhoe Mines exercised its remaining Jinshan warrants and purchased 1.5 million common shares of Jinshan at C$2.50 for a total cost of C$3.75 million.
FINANCIAL RESULTS (all figures are in U.S. dollars, unless specified in another currency)
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Exploration costs are charged to operations in the period incurred and often constitute the bulk of Ivanhoe Mines’ operating loss for that period. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q2’08, Ivanhoe Mines recorded net income of $127.5 million (or $0.34 per share (basic)), compared to a net loss of $74.2 million (or $0.20 per share (basic)) in Q2’07, representing a $202.4 million increase. This increase was the result of the $201.7 million gain on sale of long-term investments recognized by Ivanhoe Mines on the sale of its interest in Jinshan Gold Mines Inc. Offsetting this gain was $67.3 million in exploration expenses, a decrease of $11.9 million from Q2’07. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for Q2’08 also were affected by $7.5 million in general and administrative expenses, $2.5 million in accretion expense and $4.2 million in interest expense on the convertible credit facility, and $9.2 million in income from discontinued operations.

In Q2’08, Ivanhoe Mines expensed $67.3 million in exploration and development activities, compared to $79.1 million in Q2’07. In Q2’08, Ivanhoe Mines’ exploration activities were focused on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $67.3 million was spent on the Mongolian projects ($53.4 million), as well a significant amount at Cloncurry ($10.8 million).
SELECTED QUARTERLY DATA

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
($ in millions of U.S. dollars, except per share information)	2008	2008	2007	2007

Exploration expenses	$(67.3)	$(57.3)	$(96.6)	$(74.8)
General and administrative	(7.5)	(6.8)	(9.0)	(7.0)
Share of income from investment held for sale	—	—	—	—
Foreign exchange gains (losses)	(1.0)	(1.3)	2.3	2.1
Gain on sale of long-term investments	201.4	—	—	—
Net income (loss) from continuing operations	118.3	(69.6)	(265.5)	(90.0)
Income from discontinued operations	9.2	6.0	11.9	6.8
Net income (loss)	127.5	(63.6)	(253.6)	(83.1)

Net income (loss) per share — basic
Continuing operations	$0.32	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.34	$(0.17)	$(0.67)	$(0.22)

Net income (loss) per share — diluted
Continuing operations	$0.29	$(0.19)	$(0.71)	$(0.24)
Discontinued operations	$0.02	$0.02	$0.04	$0.02
Total	$0.31	$(0.17)	$(0.67)	$(0.22)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2007	2007	2006	2006

Exploration expenses	$(79.1)	$(53.5)	$(70.4)	$(67.3)
General and administrative	(5.9)	(5.2)	(8.9)	(6.9)
Share of income from investment held for sale	—	0.4	7.4	9.0
Foreign exchange gains (losses)	6.7	0.8	(3.7)	(0.4)
Gain on sale of long-term investments	—	1.0	2.7	—
Net (loss) from continuing operations	(78.7)	(55.4)	(73.5)	(68.0)
Income from discontinued operations	4.6	8.6	4.8	1.5
Net (loss)	(74.2)	(46.8)	(68.7)	(66.5)

Net (loss) income per share — basic
Continuing operations	$(0.21)	$(0.15)	$(0.21)	$(0.20)
Discontinued operations	$0.01	$0.02	$0.01	$0.00
Total	$(0.20)	$(0.13)	$(0.20)	$(0.20)

Net (loss) income per share — diluted
Continuing operations	$(0.21)	$(0.15)	$(0.21)	$(0.20)
Discontinued operations	$0.01	$0.02	$0.01	$0.00
Total	$(0.20)	$(0.13)	$(0.20)	$(0.20)

Ivanhoe Mines’ results for the three and six months ended June 30, 2008, are contained in the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.

Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the commencement of coal deliveries from SouthGobi Energy’s Ovoot Tolgoi coal mine, the development of an open-pit mining operation at SouthGobi Energy’s Mamahak coal project, the construction of the rotary-kiln demonstration plant at the Bakyrchik Gold Project, the success of the resource delineation and exploration programs at Ivanhoe Australia’s Cloncurry project, the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this release. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.